UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                             Intrawest Corporation
                                   ----------
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   460915200
                                 (CUSIP Number)

   Thomas R. Hudson Jr., Pirate Capital LLC 200 Connecticut Avenue, 4th Floor
                        Norwalk, CT 06854 (203) 854-1100
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 8, 2006
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 460915200
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Pirate Capital LLC

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X

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3 SEC USE ONLY

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4 SOURCE OF FUNDS
Not Applicable (See Item 3)

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)
[ ]

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6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
         7          SOLE VOTING POWER
                    858,300 (See Item 5)

         8          SHARED VOTING POWER
                    0

         9          SOLE DISPOSITIVE POWER
                    5,422,200 (See Item 5)

         10         SHARED DISPOSITIVE POWER
                    0


         11         AGGREGATE AMOUNT BENEFICIALLY OWNED
                    BY EACH REPORTING PERSON
                    5,422,200 (See Item 5)


         12         CHECK BOX IF THE AGGREGATE AMOUNT IN
                    ROW (11) EXCLUDES CERTAIN SHARES*


         13         PERCENT OF CLASS REPRESENTED BY
                    AMOUNT IN ROW (11)
                    11.08% (See Item 4)


         14         TYPE OF REPORTING PERSON*
                    00 (See Item 2)

CUSIP: 460915200


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Thomas R. Hudson Jr.
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X

--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
Not Applicable (See Item 3)

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)
[ ]

--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

      7          SOLE VOTING POWER
                 4,563,900 (See Item 5)


      8          SHARED VOTING POWER
                 858,300 (See Item 5)


      9          SOLE DISPOSITIVE POWER
                 0


      10         SHARED DISPOSITIVE POWER
                 5,422,200 (See Item 5)

      11         AGGREGATE AMOUNT BENEFICIALLY OWNED
                 BY EACH REPORTING PERSON
                 5,422,200 (See Item 5)

      12         CHECK BOX IF THE AGGREGATE AMOUNT IN
                 ROW (11) EXCLUDES CERTAIN SHARES*


      13         11.08% (See Item 4)


      14         TYPE OF REPORTING PERSON*
                 IN

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is shares of common stock, no par value, of Intrawest Corporation, whose principal executive offices are located at 200 Burrard Street, Suite 800, Vancouver,
BC V6C 3L6, Canada.


Item 2. Identity and Background

(a), (b), (c) and (f) This is amendment no. 5 to the Schedule 13D filed by Pirate Capital LLC and Thomas R. Hudson Jr. on June 28, 2005. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole Member and Managing Member of Pirate Capital LLC and a citizen of the United States. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 5,422,200 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Jolly Roger Activist Portfolio Company LTD and Mint Master Fund LTD (the "Holders").

(d) and (e) Within the last five years, neither Pirate Capital LLC nor Thomas R. Hudson Jr. has been i) convicted in a criminal proceeding, or
ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of approximately $125,073,084 was paid to acquire the Shares as detailed in Item 5.

Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, LTD, Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund LTD. By virtue of an agreement between it and Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 858,300 of the Shares and sole disposition power with respect to 5,422,200 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 4,563,900 of the Shares and shared voting power with respect to 858,300 of the Shares and shared disposition power with respect to 5,422,200 of the Shares.

(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders since the last filing of an amendment to the Schedule 13D:


JOLLY ROGER OFFSHORE FUND LTD
Trade Date  Number of Shares                 Price
2006-02-07  260,500                          26.98
2006-02-08  164,300                          27.06


JOLLY ROGER ACTIVIST PORTFOLIO COMPANY LTD
Trade Date  Number of Shares                 Price
2006-01-03  75,000                           28.69
2006-01-04  25,000                           28.64
2006-02-07  200,000                          26.98


The following sets forth all sales made by each of the Holders since the last filing of an amendment to the Schedule 13D:

JOLLY ROGER FUND LP
Trade Date  Number of Shares                 Price
2006-01-03  75,000                           28.69
2006-01-04  25,000                           28.64


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None



Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 9, 2006

                                Pirate Capital LLC

                                By: /s/Thomas R. Hudson Jr.
                                    ---------------------------
                                    Portfolio Manager

                                /s/Thomas R. Hudson Jr.
                                -------------------------------
                                Thomas R. Hudson Jr.